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                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                  SUB-ITEM 77D

The investment policies of the following portfolios were amended and restated as noted below:

1.   Global Trust

2.   Emerging Small Company Trust

3.   International Small Company Trust

4.   Strategic Income Trust

5.   All Cap Growth Trust

6.   Mid Cap Stock Trust

7.   Small Cap Growth Trust

8.   High Income Trust

9.   Small Cap Value Trust

GLOBAL TRUST

Under normal market conditions, the Global Trust invests primarily in the equity securities of companies located anywhere in the world, including emerging markets. The portfolio may also invest up to 25% of its total assets in debt securities of companies and governments located anywhere in the world. The portfolio also invests in depository receipts. Equity securities may include common stocks, preferred stocks and convertible securities. The Portfolio may lend certain of its securities.

EMERGING SMALL COMPANY TRUST

Under normal market conditions, the Emerging Small Company Trust invests at least 80% of its net assets (plus any borrowings for investment purposes) at the time of investment in securities of small cap companies. Small cap companies are common stocks and other equity securities of U.S. companies that have a market capitalization that does not exceed the highest market capitalization of any company contained in either the Russell 2000 Index or the S&P Small Cap 600 Index.

INTERNATIONAL SMALL COMPANY TRUST

The International Small Company Trust will primarily invest its assets in equity securities of non-U.S. small companies of developed and emerging markets.

STRATEGIC INCOME TRUST

The Strategic Income Trust may invest up to 10% of its total assets in securities rated as low as D (in default) by S&P and Moody's (and their unrated equivalents), effective upon the filing with the Securities and Exchange Commission of an amended prospectus for the Strategic Income Trust or a supplement to the Strategic Income Trust prospectus reflecting such amended and restated investment policies.

ALL CAP GROWTH TRUST

The All Cap Growth Trust may invest up to 25% of its total assets in foreign securities, effective upon the filing with the Securities and Exchange Commission of an amended prospectus for the All Cap Growth Trust or a supplement to the All Cap Growth Trust prospectus reflecting such amended and restated investment policy.

MID CAP STOCK TRUST

The Mid Cap Stock Trust may invest up to 25% of its total assets in foreign securities, effective upon the filing with the Securities and Exchange Commission of an amended prospectus for the Mid Cap Stock Trust or a supplement to the Mid Cap Stock Trust prospectus reflecting such amended and restated investment policy.

SMALL CAP GROWTH TRUST

The Small Cap Growth Trust may invest up to 25% of its total assets in foreign securities (including emerging market securities), effective upon the filing with the Securities and Exchange Commission of an amended prospectus for the All Cap Growth Trust or a supplement to the All Cap Growth Trust prospectus reflecting such amended and restated investment policy.

HIGH INCOME TRUST

The High Income Trust may invest in both investment grade and non-investment grade asset-backed securities, including asset-backed securities rated BB/Ba or lower and their unrated equivalents.


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SMALL CAP VALUE TRUST

Under normal market conditions, the Small Cap Value Trust may invests at least 80% of its net assets (plus any borrowings for investment purposes) in small-cap companies that are believed to be undervalued by various measures and offer good prospects for capital appreciation. For the purposes of the Fund, "small cap companies" are those with market capitalizations, at the time of investment, not exceeding the maximum market capitalization of any company represented in either the Russell 2000 Index or the S&P Small Cap 600 Index.


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